Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel +1 312 782 0600
Main Fax +1 312 701 7711
www.mayerbrown.com

Stuart M. Litwin

Direct Tel +1 312 701 7373
Direct Fax +1 312 706 8165
slitwin@mayerbrown.com

March 24, 2016

Arthur Sandel
Special Counsel
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Re:	USAA Acceptance, LLC
Registration Statement on Form SF-3
Filed December 21, 2015
File No. 333-208659

Dear Mr. Sandel:

On behalf of USAA Acceptance, LLC (the “Registrant”), and in response to the letter (the “Comment Letter”) dated January 14, 2016, with respect to the above-captioned Registration Statement on Form SF-3 from the staff of the Securities and Exchange Commission (the “Staff”) to the Registrant, the Registrant is filing herewith Amendment No. 1 to the initial Registration Statement filed on December 21, 2015. For your convenience, we have also submitted two copies of Amendment No. 1 that have been marked to show changes from the draft submitted December 21, 2015.

The Registrant’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comments have been repeated below in bold. Please note that the page references refer to the marked copy of the form of prospectus. Unless otherwise noted, “we,” “us” and similar terms refer to the Registrant, in its capacity as the registrant and the depositor under Regulation AB.

Registration Statement on Form SF-3

General

1.	Please confirm that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Refer to General Instruction I.A.2. of Form SF-3.

Response

Mr. Arthur Sandel

We confirm that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

2.	Please file your required exhibits with your next amendment, including the form of transaction agreements and the form of depositor certification. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

Response

We filed our exhibits, including the forms of transaction agreements, form of depositor certification and legality and tax opinions with Amendment No. 1.

Form of Prospectus

Summary of Terms of the Notes

Review of Asset Representations, page 16

3.	Please include a summary of the amount of asset representations reviewer fees and expenses. Refer to Item 1103(a)(3)(vi) of Regulation AB.

Response

We added a new section titled “Asset Representations Reviewer Fees and Expenses” to the summary of the prospectus to disclose the amount of the asset representations reviewer fees and expenses. We also added a corresponding section titled “Indenture Trustee and Owner Trustee Fees and Expenses” to the summary of the prospectus.

Originator, Sponsor, Seller and Servicer

Credit Risk Retention, page 48

4.	We note that you have indicated in brackets on page 50 that you intend to provide certain additional disclosures in compliance with the risk retention rules. In your next submission of an amended registration statement, please revise the disclosure to include a description of the valuation methodology that you will use to calculate fair values, including key inputs and assumptions and other historical information. Please also disclose the method, including key inputs and assumptions, by which you will determine the range of bona fide estimates or specified prices, tranche sizes, or rates of interest of each tranche that will be used to determine the range of fair values. Your disclosure should include a summary description of the reference data set or other historical information used to develop the key inputs and assumptions disclosed including loss given default and default rates. Refer to Rule 4(c)(1)(i) of Regulation RR (17 CFR Part 246).

Mr. Arthur Sandel

Response

We have revised the disclosure under “Credit Risk Retention” on pages 51 through 53 of the prospectus to include a description of the valuation methodology used to calculate fair values. We have included a description of the key inputs and assumptions.

Note that we have assumed a single ABS rate to calculate fair value in the above-referenced disclosure. We believe this is appropriate based on our review of the prepayment speeds across all of our auto loan securitization transactions since 2006. Our analysis shows that using the Absolute Prepayment Model (“ABS”) has been highly effective in projecting the amortization of pools of retail auto installment sale contract securitizations and that there is no more accurate predictor of prepayments or of the amortization of pools of our auto retail installment sale contracts than a single ABS rate. In the case of auto loans, in contrast to residential mortgages, (i) there is less correlation between significant voluntary prepayments and a decline in interest rates and (ii) there is a smaller benefit of refinancing due to the short-term nature and smaller principal amount of auto retail installment sale contracts as compared with mortgages. In addition, auto loan securitizations are priced using a single ABS rate, and market participants, including buyers of residual interests, typically use a single ABS rate to determine the fair value of transaction cash flows.

The Receivables Pool

The Bank’s Delinquency, Loan Loss and Recovery Information, page 64

5.	Please confirm that delinquent assets will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. Refer to General Instruction I.B.1(e) of Form SF-3.

Response

We confirm that delinquent assets will not constitute 20% or more, as measured by dollar volume, of the asset pool as of any measurement date.

Review of Pool Assets, page 66

6.	We note your statement that a third party will assist in the review of the assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, for any offering occurring on or after June 15, 2015, you or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

Mr. Arthur Sandel

Response

We confirm that, if we or an underwriter obtain a due diligence report from a third-party provider, we (or the underwriter, as applicable), will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report we (or the underwriter, as applicable) have obtained in accordance with Rule 15Ga-2 of the Exchange Act.

Description of the Receivables Transfer and Servicing Agreements

Asset Representations Review

Delinquency Trigger, page 95

7.	Please revise your disclosure to incorporate a comparison against delinquencies that have been disclosed for prior securitized pools of the sponsor for the asset type in accordance with Item 1105 of Regulation AB. Refer to Item 1113(a)(7)(i) of Regulation AB.

Response

We have revised the disclosure on pages 98 and 99 to include a comparison of the delinquency trigger against prior securitized pools and added a graph illustrating the same.

Fees and Expenses for Asset Review, page 96

8.	We note your disclosure that “to the extent the Review Expenses remain unpaid [by the Bank] after 60 days, they will be payable out of amounts on deposit in the Collection Account....” Please revise your disclosure to explain when fees, expenses and indemnification of the Asset Representations Reviewer would not be paid by the Bank.

Response

The Bank has agreed to have primary responsibility for paying the Review Expenses, as well as any fees and indemnity payments due to the indenture trustee, the owner trustee and the asset representations reviewer. As disclosed in the prospectus under “Fees and Expenses of the Issuing Entity,” such fees and expenses are only payable out of the issuing entity’s funds to the extent the Bank fails to make the payments. We have revised the prospectus on page 94 to make clear that the payment of Review Expenses are handled the same way as payment of other fees and expenses due to trustees and the asset representations reviewer. We also have revised the prospectus on pages 94 and 100 to make clear that such Review Expenses will only be paid out of amounts on deposit in the Collection Account to the extent they have not been previously paid by the Bank.

Mr. Arthur Sandel

The Bank will be the party making all of these payments, and the payment out of the issuing entity’s funds is only provided as a back-up in the event of non-payment. We further note that, as described under “Priority of Distributions,” such payments are made only after required payments to the noteholders.

Asset Review, page 96

9.	We note that you do not indicate whether the Form 10-D information containing a summary of the findings and conclusion of an asset representations review will include receivable-level information or aggregated data. In light of the notice requirements set forth on page 94 under “Repurchase Obligations,” that a noteholder wishing to request a repurchase must provide to the indenture trustee a written request that includes “details of the purported breach of an Eligibility Representation and the related receivable,” please clarify what information noteholders will be provided relating to an alleged breach of representation or warranty in order to make a sufficient notice.

Response

We have revised the disclosure under “Repurchase Obligations” on page 97 of the prospectus to delete the language requiring an investor to include “details of the purported breach of an Eligibility Representation and the related receivable” and replaced it with a requirement for all such requests to provide sufficient detail of the purported breach so as to allow the Bank reasonably to investigate. We also have added language on page 97 clarifying that sufficient detail will be provided if the investor identifies the receivable to be repurchased and includes the corresponding “test fail” described in the Form 10-D with the asset representations reviewer’s report.

We also have revised the disclosure under “Asset Representations Review—Asset Review” on pages 100 and 101 of the prospectus to clarify that our Form 10-D with the summary and conclusions of the asset representation reviewer’s report will include a description of each “test fail” from the Asset Review. We also added language to make clear that the Bank or the Depositor will report any request for a repurchase on Form ABS-15G that will be filed with the SEC.

Dispute Resolution, page 97

10.	We note your disclosure that the indenture trustee will act at the direction of an investor to select mediation or arbitration. Please revise to clarify if the indenture trustee will continue to act at the direction of the investor during the mediation (or, in the case where an investor has selected arbitration, during the arbitration proceeding).

Response

Mr. Arthur Sandel

We have revised page 101 of the prospectus to remove the involvement of the indenture trustee and the owner trustee from the dispute resolution process. Any investor will have the ability to refer a repurchase matter, as its discretion, to either mediation (including non-binding arbitration) or binding arbitration

11.	We note that if both the owner trustee and the indenture trustee are requesting parties, then the indenture trustee shall have the right to make the selection of mediation or arbitration. Please revise to clarify here and in the prospectus how the indenture trustee will make that selection if more than one investor has directed the indenture trustee to make the repurchase request on their behalf.

Response

We have revised page 101 of the prospectus to remove the involvement of the indenture trustee and the owner trustee from the dispute resolution process. Any investor will have the ability to refer a repurchase matter, as its discretion, to either mediation (including non-binding arbitration) or binding arbitration

12.	We note your disclosure that any mediation and arbitration “will be subject to certain confidentiality restrictions and additional terms which will not prevent disclosure of information required by any applicable securities law set forth in the sale and servicing agreement.” Please confirm to us that any restrictions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

Response

We confirm that any confidentiality restrictions or additional terms will not infringe on the rights of the noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

13.	We note that a requesting party may join in an existing mediation or arbitration with respect to a receivable if the mediation or arbitration has not yet concluded. Please revise to explain how such action will impact the rights and powers of the initial requesting party. For example, please explain how decisions related to the mediation or arbitration will be made between the initial requesting party and the newly joined requesting party.

Response

We have revised page 101 of the prospectus to remove the provisions for joinder. Each investor may act independently or communicate with other investors and coordinate amongst themselves to act jointly.

Mr. Arthur Sandel

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned at (312) 701-7373. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Very truly yours,

/s/ Stuart M. Litwin

Stuart M. Litwin

cc:	Michael J. Broker, USAA Acceptance, LLC
Gina M. Jordan, USAA Acceptance, LLC